UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Bitgreen, Inc.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> September 10, 2021

Physical Address of Issuer:

7750 Okeechobee Blvd, Suite 4-343
West Palm Beach, FL 33411

Website of Issuer:

https://bitgreen.org

Current Number of Employees:

3

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,232,169.57	$0.00
Cash & Cash Equivalents	$1,232,169.57	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$190,640.50	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$608,815.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	($608,815.00)	$0.00

Form C-AR

May 2, 2022



Bitgreen, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Bitgreen, Inc., a Delaware corporation (the "**Company**," "**Bitgreen**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission (the "**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is May 2, 2022.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

SUMMARY

The Company

Bitgreen is a Delaware corporation formed on September 10, 2021. The Company is developing a layer 1 or layer 2 blockchain that will focus on attracting and supporting ESG applications and related teams and projects, and is currently developing a decentralized application to operate a marketplace for the sale of carbon credits and other environmental commodities in a compliant manner. In March 2022, the Company formed a 100% Delaware subsidiary, Bitgreen Novo Holdings, LLC, which in turn formed a 100% Delaware subsidiary, Bitgreen Markets, LLC.

The Company is located at 7750 Okeechobee Blvd, Ste 4-343, West Palm Beach, FL 33411.

The Company's website is www.bitgreen.org.

The company operates from Florida and may sell services throughout the United States.

The information available on or through the Company's website is not a part of this Form C-AR.

RISK FACTORS

Risks Related to the Company's Business and Industry

There exists a cryptocurrency formerly known as "BitGreen" that is currently available for exchange on a prominent platform, and its existence may impact the Company's business plan.

In 2017, a team unaffiliated with the Company created a fork of the Dash blockchain called Bitcoin Green, a proof-of-stake alternative cryptocurrency to Bitcoin. When the team who created BitCoin Green tried to register Bitcoin Green on multiple cryptocurrency exchanges, the exchanges informed them that the term "Bitcoin" could not be used in creating an alternative currency for exchange, and the currency was instead listed as "BitGreen" with the Ticker "BITG" on ProBit. Since that time, ProBit has approved the reversal of name change to Bitcoin Green, and Bitcoin Green is no longer known as BitGreen on ProBit, which is the only platform on which Bitcoin Green is currently tradeable.

From 2018, Dennis Reichelt, the current CTO of the Company (see "Key Persons" section) volunteered his time for no consideration in building the blockchain infrastructure for the token. In 2018, the Bitcoin Green project was abandoned. At this time, Dennis Reichelt was still a core volunteer, and Adam Carver, the current CEO of the Company, was a passive holder of tokens of BitCoin Green. In 2021 Adam Carver assumed leadership of the project, along with Dennis Reichelt, on a volunteer basis. During the period ranging from 2018-2021, the name of the cryptocurrency reverted to Bitcoin Green on every exchange, after which the Bitcoin Green project was just left as a cryptocurrency available for trade on ProBit, which is the only platform on which Bitcoin Green is currently tradeable. It is currently known on only the Messari platform as BitGreen, which is a factual error, where it is not available for trade and it does not have any common elements or affiliation with the Company. Additionally, the Company has been working with Messari to revert to the Bitcoin Green name, and no objection to the name change has been raised by any current holders of Bitcoin Green.

The Bitcoin Green token is not technologically or legally affiliated with the Securities. BitGreen is a Substrate-based blockchain, and Bitcoin Green is a masternode-based token. **HOLDERS OF THE BITCOIN GREEN TOKEN HAVE NO AFFILIATION WITH THE SECURITIES, AND THE COMPANY DOES NOT HAVE ANY PLANS TO INVOLVE CURRENT HOLDERS OF BITCOIN GREEN IN ITS FUTURE BUSINESS PLANS.** The Company is also actively seeking guidance from the SEC through counsel on the issue of whether the existence of Bitcoin Green could have any adverse legal impact on the Securities or the Company's business plan. A significant portion of the proceeds of the Offering will be utilized in legal, regulatory, and operational costs resulting from engaging with the SEC on matters related to Bitcoin Green. If the SEC responds that Bitcoin Green and its presence on platforms conflicts with the Company's proposed business plan, it may negatively impact the Company's business plan, the value of the Securities, and the Company's business, operations, and prospects.

The Company may be required to register with the SEC as an "Investment Company" under the Investment Company Act of 1940, or an Alternative Trading System.

The Company's proposed business plan (see "Business Plan" section) is intended to take the form of an investment marketplace in which holders of the Securities can select individual projects and businesses in which to invest. To the extent the nature of the operations requires specific licenses and/or approval from government entities, these licenses and/or approvals must be obtained prior to the business executing on its business plan.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of the State of Delaware on September 10, 2021. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced by an early-stage company.

The Company is only registered to do business in Delaware and Florida (pending).

Although the Company's principal place of business is in Florida, it is currently only registered to do business in Delaware, and it not registered under the Florida Secretary of State. Accordingly, the Company will not be able to generate revenue in any state other than Delaware until it is registered in other states, including Florida. The Company is currently working to file for the necessary documentation to carry out business in these states.

The Company is subject to the risk of possibly becoming subject to New York State's requirement of a Virtual Currency Business Activity License or becoming subject to other state licensing requirements.

On June 3, 2015, New York State Department of Financial Services ("NYDFS") issued its comprehensive regulatory scheme for digital currency businesses, called the "BitLicense." The BitLicense scheme requires most businesses involved in digital currency transactions in or involving New York, excluding merchants and consumers, to apply for a license from the NYDFS and to comply with anti-money laundering, cyber security, consumer protection, and financial and reporting requirements, among others. Other states have similar regimes (for example, a bill in California would have imposed a similar regime, although the bill was shelved), or have required virtual currency businesses to register with their states as money transmitters, which results in virtual currency businesses being subject to requirements similar to those of NYDFS's BitLicense regime. Certain state regulators, such as Texas Department of Banking and Kansas Office of State Bank Commissioner, have found that bitcoins do not constitute money, and that mere transmission of bitcoin does not constitute money transmission requiring licensure. The North Caroline Commissioner of Banks has issued guidance providing that North Carolina's money transmission regulations only apply to transmission of virtual currency and not its use. One June 28, 2014, the

Governor of the State of California signed into law a bill that removed state-level prohibitions on the use of alternative forms of currency or value. The bill indirectly authorizes use of bitcoins as an alternative form of money in the state. The inconsistency in applying money transmitting licensure requirements to certain virtual currency businesses may make it more difficult for virtual currency businesses to provide services, which may affect consumer adoption of virtual currencies and their prices, which may negatively impact the value of the Securities.

To date, we have not generated revenue, do not foresee generating any revenue in the near future, and therefore rely on external financing.

We are a startup company and our business model currently focuses on research, development and market implementation in the near future, rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We currently rely on external financing to fund our operations.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our services.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

COVID-19

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to impact global commercial activity and contribute to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The United States tax rules applicable to an investment in the Securities and the underlying tokens are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.

The tax rules applicable to the Securities and the underlying tokens held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in tokens. The tax consequences to an Investor of the Securities could differ from the Investor's expectations. Investors should consult their own tax advisors.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of tokens or the operation of the network in a manner that adversely affects an investment in the Securities.

As cryptocurrencies and tokens have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN, the U.S. Securities and Exchange Commission and the Federal Bureau of Investigation) have begun to examine the operations of the cryptocurrency and token networks and issuers. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of cryptocurrencies. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. To the extent that cryptocurrencies or tokens are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over cryptocurrency or token trading and ownership, trading or ownership in the Securities may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange cryptocurrencies or utilize them for payments, the demand for cryptocurrency may decrease.

New regulations may make it more difficult to acquire and/or use cryptocurrencies. Furthermore, regulatory actions may limit the ability of end-users to convert cryptocurrencies into fiat currency (e.g., U.S. Dollars) or use cryptocurrencies to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities.

Cryptocurrencies currently face an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.

While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of other cryptocurrencies. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect cryptocurrencies, particularly exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers outside of the United States and may therefore impede the growth of the cryptocurrency economy. We are not able to predict the effect of any future regulatory change on the Company or cryptocurrencies, but such change could be substantial and adverse to the Company or the value of the Securities.

It may be illegal now, or in the future, to acquire, own, hold, sell or use tokens in one or more countries.

Although currently tokens are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use tokens or to exchange tokens for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Investors.

The Company may be deemed a "money transmitter."

To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or by any state, the Company may be required to comply with FinCEN and state regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses or reduce efficiencies necessary for the visibility of the token, possibly affecting an investment in the Securities in a material and adverse manner.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non- infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage, and in blockchain development may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and in blockchain development may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the first quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for advertising in certain industries and/or countries, impeded business travel and have also resulted in increased safety and security costs for us and the advertising or gaming industry generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the crypto industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the crypto industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Adam Carver (Chief Executive Officer and Treasurer), Dennis Reichelt (Chief Technology Officer), Gilad Goren (Director and Secretary) and Jeffrey Truitt (General Counsel). The loss of Adam Carver, Dennis Reichelt, Gilad Goren, Jeffrey Truitt or any member of the board of directors or officer of the Company could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

The Company is dependent on Adam Carver, Dennis Reichelt, Gilad Goren, and Jeffrey Truitt in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Adam Carver, Dennis Reichelt, Gilad Goren, or Jeffrey Truitt die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The development and commercialization of our services is highly competitive.

We face competition with respect to our services. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our services.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

BUSINESS

Description of the Business

The Company provides operating capacity and maintenance to the Bitgreen blockchain, a layer 1 or layer 2 distributed general ledger application that expects to support a diverse and decentralized community of participants in the technology, blockchain, and cryptocurrency sector. The Company is also developing a decentralized application to operate a marketplace for the sale of carbon credits and other environmental commodities in a compliant manner. In March 2022, the Company formed a 100% Delaware subsidiary, Bitgreen Novo Holdings, LLC, which in turn formed a 100% Delaware subsidiary, Bitgreen Markets, LLC.

Business Plan

The Company's business model is primarily Business-to-Business and Business-to-Business-to-Consumer. The Company targets users tied to the Social Impact and Environmental Advocacy sectors. We serve enterprises and third-party development teams whose activities, for-profit businesses, or nonprofit work could potentially benefit from the employment of distributed ledger technology. As we provide this Blockchain-as-a-Service service, we allow third-party applications the opportunity to utilize the BitGreen blockchain for on-chain governance, data storage, processing power, encryption, transparency, auditing, and other features. We anticipate earning revenue for the protocol via transaction fees from these applications. The Company is also developing a decentralized application to operate a marketplace for the sale of carbon credits and other environmental commodities in a compliant manner. It is possible that this application could be white labeled for use by others. The Company's future business plans may also include creating a platform for investment in sustainable projects and initiatives. To the extent the nature of the operations requires specific licenses and/or approval from government entities, these licenses and/or approvals must be obtained prior to the business executing on its business plan.

The Company's Products and/or Services

Product / Service	Description	Current Market
BitGreen blockchain	Distributed ledger	Third-party development teams who aspire to employ blockchain in their development.

BitGreen is a blockchain protocol developed by Adam Carver, Dennis Reichelt, and Gilad Goren, incorporated on September 10, 2021. Separate from the Bitcoin Green protocol, which is a fork of the PIVX protocol (see "Risk Factors related to the Company's Business and Industry") and was until recently known as BitGreen, BitGreen is built using the Substrate SDK, a product developed by Parity, the team behind the Polkadot Network. Substrate enables developers to create application-specific blockchains tailored for specific purpose and use cases, for instance ESG and DeFi. Purpose-built blockchains offer material advantages for unique use case applications over smart contract applications built atop general purpose blockchains. BitGreen intends to be a layer 1 or layer 2 technology on top of which other teams will build network resources relating to Environmental and Social Governance enterprises, and aims to participate in a Parachain auction in 2022 or 2023. Additionally, Bitgreen has contemplated the support of an external decentralized app that would facilitate third-party transactions related to off-chain investments in the Environmental, Social and Governance space. Common transactions are intended to involve using smart contracts for the collateral of infrastructure assets such as Solar, Wind, and Electric Vehicle Charging Stations, or uncollateralized lending structures such as microfinance transactions. Although undeveloped as yet, Bitgreen intends to explore this option with regulators (see "Risk Factors Related to the Company's Business and Industry") to determine compliance, and utilize the best practices already being tested and in production by existing DeFi protocols.

Competition

The Company's primary competitors are Regen Network, Celo, MoSS Earth, Nori, Goldfinch Finance.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, service and support, and corporate reputation.

Customer Base

Our customers will be application development teams and ultimately, their customers. We expect the end user demographics to concentrate in two buckets: crypto converts and "green advocates" -- consumers who pay a slight premium in their everyday lives to go green or healthy. Some of their identifying behaviors might include reading labels at the supermarket and buying organic, recycling, driving a hybrid or EV.

Supply Chain

The Company does not materially depend upon any vendors. Our most important asset is our technology and people. Our goal is to have the best talent, with specialized skills to enhance our differentiation and competitiveness.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
97078730	BitGreen	Service Mark	October 18, 2021	In Process	USA
97225123	MetaGreen	Service Mark	January 18, 2022	In Process	USA
97225164	Sustainability Oracle	Service Mark	January 18, 2022	In Process	USA

97229099	Bitgreen	Service Mark	January 18, 2022	In Process	USA
97268107; 97268152; 97267299	Green Crypto	Service Mark	February 15, 2022	In Process	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. The business plan of the Company is contingent upon regulatory approval from the SEC to operate as an investment company, and may be negatively impacted if the Company is deemed to have engaged in an unregistered securities offering with regard to Bitcoin Green in 2017. These laws and regulations are subject to change.

Litigation

The Company is not a party to any litigation or subject to any litigation claims.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Adam Carver	CEO, Treasurer, Director, Co-Founder	CEO, Treasurer, Director, Co-Founder, Bitgreen (September 2021 – present) Responsibilities: Executive CEO, Co-Founder, Battlestar Capital, (April 2018 – November 2019) Responsibilities: Executive Managing Director, Cofounder, The Fund,	University of Michigan, MBA/MS, Energy Systems, 2013; Skidmore College, BA, Business, 2004

		(November 2017 – June 2019)	
Dennis Reichelt	Chief Technology Officer, Co-Founder	Chief Technology Officer, Co-Founder, Bitgreen (September 2021 – present) Responsibilities: Technical development CTO, Co-Founder, KeyFi (August 2019 – March 2021) Responsibilities: Technical development Developer, Visualisierungslösungen GmbH (2013 – August 2019) Responsibilities: Technical development	University of Goethe, BS, 2008
Gilad Goren	Secretary, Director, Co-founder	Secretary, Director, Co-founder, Bitgreen (September 2021- present) RESPONSIBLITIES: Business development and strategic partnerships Co-Founder, Founders Pledge (January 2019 – December 2019) Responsibilities: Business development Co-Founder, Raleigh & Drake (2013 – 2021)	London School of Economics, Executive MSc, 2020; Brandeis University, MA, 2006

		Responsibilities: Executive Co-Founder, Only Six Degrees (2015 – 2021) Responsibilities: Executive	
Jeffrey Truitt	General Counsel, Director of Ecosystem Development	General Counsel, Director of Ecosystem Development, Bitgreen (January 2022 – present) Responsibilities: Legal and organizational development Chief Legal Officer, Securrency, Inc. (April 2018 – January 2022) Responsibilities: Legal and executive	University of Chicago Law School, JD, 2001; University of Maryland (College Park), MA, 1994; United States Naval Academy, BS, 1993

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware state law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 60,000 shares of common stock, each having a par value of $0.00001 per share ("**Common Stock**"), of which 21,690 are designated as Voting Common Stock ("**Voting Common Stock**"), and 17,020 are designated as Non-Voting Common Stock ("**Non-Voting Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Voting Common Stock	Non-Voting Common Stock
Amount Outstanding	21,690	17,020
Voting Rights	One (1) vote per share	None
Anti-Dilution Rights	None	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If additional shares of Common Stock are issued, the value of the Securities will be diluted.	If additional shares of Common Stock are issued, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security	56.03%*	43.97%*

*Percentage calculation is derived from the Company's outstanding capital stock.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has no outstanding options, SAFEs, convertible notes, or warrants.

Outstanding Debt

Outstanding Token Debt Payable by Assets

As of the date of this Form C-AR, the Company's has the following Token Debt Payable by Assets outstanding:

Type	Token Debt Payable by Assets
Amount Outstanding	$4,967,905.54
Voting Rights	None
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security	0%

As of the date of this Form C-AR, the Company has the following debt outstanding in addition to the Token DPA:

Type	Loans
Creditor	Founders (Adam Carver, Dennis Reichelt, and Gilad Goren)
Amount Outstanding	$131,800
Interest Rate and Amortization Schedule	N/A
Description of Collateral	Unsecured
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	September 10, 2021

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount of all equity securities they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Adam Carver (MTC Capital Trust)	9,740 shares of Voting Common Stock	44.91%*

| Gilad Goren | 7,200 shares of Voting Common Stock | 33.20%* |

*Percentage calculation is derived from the Company's outstanding voting equities. Percentage calculated is an approximation and rounded to the nearest decimal point.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Financial statements are attached hereto as Exhibit A.

Operations

Bitgreen, Inc. (the "**Company**") was incorporated on September 10, 2021 under the laws of the State of Delaware, and is headquartered in West Palm Beach, Florida.

Cash and Cash Equivalents

As of March 31, 2022, the Company had an aggregate of $3,603,747.94 in cash and cash equivalents, leaving the Company with approximately 24 months of runway. This cash was principally derived from the proceeds of the Offering.

Liquidity and Capital Resources

The Company does not have any other significant sources of liquidity. Cash loans from the founders of the Company have been spent through ordinary expenses.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Previous Offerings of Securities

The Company has made the following issuances during the last three (3) years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Token Debt Payable by Assets	$4,967,905.54	4,967,905	Research and Development, Future Wages, Partnerships, General Working Capital, and Attorney's Fees	November 4, 2021	Section 4(a)(6)
Common Stock (Voting) Common Stock (Nonvoting)	$984.90	15,810 shares of Voting Common Stock; 17,020 shares of Non-voting Common Stock	Research and Development, Future Wages, Partnerships, General Working Capital, and Attorney's Fees	April 2022	Section 4(a)(6)
Common Stock	$60.00	60,000,000 shares of Common Stock (Note: The Company underwent a 1000:1 reverse stock split subsequent to this sale)	Research and Development, Future Wages, Partnerships, General Working Capital, and Attorney's Fees	October 2021	Section 4(a)(6)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than one hundred and twenty (120) days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Related Person/Entity	MTC Capital Trust
Relationship to the Company	Trust for beneficiary Adam Carver, co-Founder
Total amount of money involved	$26.40
Benefits or compensation received by related person	Common Stock of the Company
Benefits or compensation received by Company	Payment in cash
Description of the transaction	MTC Capital Trust purchased forty four percent (44%) of the Company's outstanding shares of Common Stock on October 12, 2021.

The Company has also received loans totaling $164,822 from the founders of the Company, of which $131,800 remains outstanding.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE

TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Conflicts of Interest

Other than with respect to the sale of its common stock, the Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Adam Carver
(Signature)

Adam Carver
(Name)

Chief Executive Officer, Treasurer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Adam Carver
(Signature)

Adam Carver
(Name)

Chief Executive Officer, Treasurer, Director
(Title)

May 2, 2022
(Date)

/s/ Gilad Goren
(Signature)

Gilad Goren
(Name)

Director, Secretary
(Title)

May 2, 2022
(Date)

EXHIBIT A

Financial Statements

I, Adam Carver, the Chief Executive Officer of Bitgreen, Inc., hereby certify that:

      (1)   the accompanying financial statements of Bitgreen, Inc. thereto for the period ending December 2021 included in this Form C-AR are true and complete in all material respects;

      (2)   the tax return information of Bitgreen, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Bitgreen, Inc. filed for the fiscal year ending December 2021; and

      (3)   that the information below reflects accurately the information reported on our federal income tax returns.

      IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of May 2, 2022.

/s/ Adam Carver
(Signature)

Name: Adam Carver

Title: Chief Executive Officer

Date: May 2, 2022

Unaudited Financial Statements

Bitgreen, Inc.

Bitgreen, Inc. Financial Statements

Income Statement   Dec 31, 2021

Revenue

                                 $ -

Costs

    Labor $ 160,549.00

    R&D

    Operating Expenses $ 448,266.00

Operating Margin

                                 $ (608,815.00)

EBITDA $ (608,815.00)

TDA $ -

Net Income (Loss) $ (608,815.00)

Cash Flows

Cash flow from Operations

    Net Income (Loss) $ (608,815.00)

Cash flow from Investing

                                 $ -   Balances EOY

Cash flow from Financing   Checking $232,687.96

                                 $1,840,984.57   Savings $1,000,000.00

Cash flow for YE 2021 $1,232,169.57   Check $1,232,687.96

Balance Sheet

Total Assets

    Cash $1,232,169.57

Total Liabilities

    AP $ 190,640.50

Total Equity $1,041,529.07